October 4, 2024

Michael Cribari
Chief Executive Officer
High Roller Technologies, Inc.
400 South 4th Street, Suite 500-#390
Las Vegas, Nevada 89101

       Re: High Roller Technologies, Inc.
           Amendment No. 7 to Registration Statement on Form S-1
           Filed September 19, 2024
           File No. 333-276176
Dear Michael Cribari:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 17, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operaitons
Results of Operations, page 46

1. You indicate that revenue decreased by 17% for the six months ended June 30, 2024 as compared to the six months ended June 30, 2023 due primarily to your exit of a market due to a change in the regulatory environment. Please revise to name the market you exited. We further note that revenue for this period decreased in every country or region listed, with the exception of Finland. Please revise your disclosure to indicate the reason for the decrease in these regions and whether you believe this decrease is a trend you expect to continue in future financial periods. Add related risk factor disclosure, as appropriate.
 October 4, 2024
Page 2

       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Aaron A. Grunfeld, Esq.